Company Contact:	Investor Relations Contact:
Email: investors@gerui-grp.com	CCG Investor Relations
Website: www.gerui-grp.com	Mr. Athan Dounis, Account Manager
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

Mr. Crocker Coulson, President
Phone: 1-646-213-1915
Email: crocker.coulson@ccgir.com
Website: www.ccgasiair.com

FOR IMMEDIATE RELEASE

Golden Green Enterprises Limited Announces
Third Quarter 2009 Results

ZHENGZHOU, China – November 20, 2009 – Golden Green Enterprises Limited (Nasdaq: CHOP) (“Golden Green” or the “Company”), a leading China-based specialty precision cold-rolled steel producer, today announced financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights

●	Revenue increased 6.0% to $59.3 million from $55.9 million in the third quarter of 2008
●	Gross profit increased 23.8% to $18.2 million from $14.7 million
●	Gross margin increased 440 basis points to 30.6% from 26.2%
●	Operating income increased 18.9% to $16.2 million from $13.6 million
●	Operating margin increased 300 basis points to 27.3% from 24.3%
●	Net income attributable to common stockholders increased 115.9% to $11.5 million, or $0.29 per diluted share, from $5.3 million, or $0.18 per diluted share

“While the overall steel industry has recently experienced a period of excess supply, there is an increasing shortage in China of the high-end, high-value thin steel sheets and galvanized steel products that we produce,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer.  “We were able to continue to leverage our position as the largest manufacturer of high precision, ultra-thin cold rolled narrow strip steel products in China to win additional market share.  We were also able to increase our gross and operating margins thanks to a business model which we believe is cost efficient and scalable as well as our continuing focus on more profitable, higher value-added products.”

Mr. Lu added, “Our sales growth reflects our ability to successfully align our business toward markets that are driven by the growth of China’s middle class, who are the ultimate end-users of most of our products. Unlike the crude steel industry, whose demand is largely driven by the capital investment cycle, the use of our products is much more related to consumer spending and overall GDP growth in China.  This is because the largest component of our revenues comes from food and industrial packaging manufacturers, with the balance coming from manufacturers of construction materials, electrical appliances and telecommunications equipment.”

Third Quarter 2009 Results

Revenue for the three months ended September 30, 2009, was $59.3 million compared to $55.9 million for the same period in 2008, an increase of approximately 6.0%.  The increase in revenue was due to an increase in domestic demand for the Company’s high precision cold-rolled steel products.  The Company benefited from a significant increase in total sales volume, partially offset by lower average selling prices for its products.

Gross profit was $18.2 million compared to $14.7 million for three months ended September 30, 2008, an increase of 23.8%.  Gross margin was 30.6% compared to 26.2% for the same period last year.  The increase in gross margin was mostly due to the introduction of higher-margin chromium-coated products, which the Company first began producing in 2009.

Total operating expenses were $2.0 million, or 3.4% of sales, compared to $1.1 million, or 1.9% of sales, in last year’s third quarter, an increase of 87.2%.  The increase in both dollar amount and margin was primarily due to added professional fees from maintaining the Company’s U.S.-listed public company status.  Operating income was $16.2 million, or 27.3% of sales, compared to $13.6 million, or 24.3% of sales, in the same period last year, an increase of 18.9%.

Net income attributable to common stockholders was $11.5 million, or $0.29 per diluted share, an increase of 115.9% from $5.3 million, or $0.18 per diluted share, in the same period last year.

Nine Month Results

Revenue for the nine months ended September 30, 2009, was $161.7 million compared to $156.9 million for the same period in 2008, an increase of 3.1%.  Gross profit was $48.8 million compared to $43.9 million for the nine months ended September 30, 2008, an increase of 11.2%.  Total operating expenses were $4.2 million, or 2.6% of sales, compared to $3.0 million, or 1.9% of sales, for the same period last year, an increase of 41.8%.  Operating income increased 9.0% to $44.6 million from $40.9 million in the first nine months of 2008.  Net income attributable to common stockholders was $32.0 million, or $0.82 per diluted share, compared to $16.2 million, or $0.54 per diluted share, for the same period last year.

Financial Condition

As of September 30, 2009, the Company had $44.4 million in cash and an additional $41.3 million in restricted cash, as compared to $42.6 million and $24.7 million, respectively, as of December 31, 2008. Working capital was $27.1 million versus a working capital deficit of $8.8 million at the end of 2008. Shareholder's equity was $50.9 million, as compared to $12.5 million at the end of 2008.  The Company has no long-term debt.  For the nine months ended September 30, 2009, net cash provided by operating activities was $10.6 million.

Recent Developments

On November 10, 2009, the Company’s ordinary shares, warrants, and units began trading on the NASDAQ Global Market under the symbols "CHOP", "CHOPW", and "CHOPU", respectively. The Company's ordinary shares, warrants, and units were previously quoted on the Over-the-Counter Bulletin Board under the symbols "GGEEF", "GGENF", and "GGETF", respectively.

Mr. Lu commented, “Listing our shares on the NASDAQ was a significant milestone for Golden Green and serves as a validation of our commitment to sound corporate governance practices and integrity as a public company.  We believe that our NASDAQ listing helps build credibility with our customers, partners, and investors, and will help us attain higher visibility within the investment community and media.  We anticipate this will help increase our liquidity and further enlarge our investor base.”

On November 16, 2009, the Company’s previously announced public offering closed, resulting in approximately $21.6 million in net proceeds, after deducting the underwriting discount, commissions, and expenses.  The Company sold 4,800,000 ordinary shares at $5.00 per share.

Business Outlook

Mr. Lu added, “We expect demand for high precision steel in China to continue to grow at a healthy pace due to the continuing improvement of the standard of living and the growth of the middle class population. Our business is also benefiting from an increasing movement toward import replacement, as our customers turn to our high-end precision steel products, which are more competitively priced but of the same quality as the premium priced imported products that they have historically relied on.

“We are excited about our future prospects.  Our growth strategy is to further broaden our favorable product portfolio and mix by expanding into coated steel production, increasing market penetration, strengthening research and development capabilities, and improving operating efficiencies and cost controls.”

The Company currently has six cold-rolled steel production lines assisted by two acid pickling lines with an annual production capacity of approximately 250,000 tons, and one chromium production line with an annual production capacity of approximately 50,000 tons.  The Company expects to use most of the proceeds received from its recent public equity offering to construct a new production facility, including two 75,000 ton chromium-coated production lines to be commissioned in the second half of 2010 and one 100,000 ton zinc-coated production line to be commissioned in 2011.  This expansion is expected to increase the Company’s annual production capacity to 500,000 tons by 2011.

For the fourth quarter of 2009, the Company expects to achieve revenues of between $40 million and $50 million and net income of between $8 million and $10 million, before accounting for one-time expenses of approximately $2.5 million associated with the Company’s recent public equity offering.

Conference Call Information

The Company will host a conference call at 8:00 a.m. E.T. on Friday, November 20, 2009, to discuss results for the third quarter of 2009.  Listeners may access the call by dialing (888) 419-5570 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (617) 896-9871. The conference participant pass code is 13034050.

A replay of the conference call will be available for 14 days starting from 10:00 am ET on Friday, November 20, 2009. To access the replay, dial (888) 286-8010. International callers should dial +1 (617) 801-6888. The passcode is 70547673.

About Golden Green Enterprises Limited

Golden Green, a British Virgin Islands holding company, through its operating subsidiary, Henan Green Complex Materials Co., Ltd ("Henan Green"), is a leading China-based specialty precision cold-rolled steel producer.  The Company manufactures high-end, high precision, ultra thin, high strength, cold-rolled, narrow strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise.  Golden Green’s products are not standardized commodity products, but are tailored to customers’ requirements and then incorporated into products they and end-users make for various applications.  The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  Golden Green is located in the Henan Province of China.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2008 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For The Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue	$59,252,619	$55,881,554	$161,661,247	$156,860,563

Cost of revenue	(41,101,974)	(41,223,269)	(112,875,056)	(112,999,500)

Gross Profit	18,150,645	14,658,285	48,786,191	43,861,063

Operating expenses:
General and administrative expenses	(1,820,762)	(890,469)	(3,475,554)	(2,373,961)
Selling and marketing expenses	(175,698)	(175,762)	(714,795)	(581,108)
Total operating expenses	(1,996,460)	(1,066,231)	(4,190,349)	(2,955,069)

Operating income	16,154,185	13,592,054	44,595,842	40,905,994

Other income and (expense):
Interest income	252,722	334,813	679,264	1,077,947
Interest expenses	(940,118)	(1,007,838)	(2,509,686)	(2,969,819)
Sundry income	63,482	888	215,932	84,910

Income before income taxes and non-controlling interest	15,530,271	12,919,917	42,981,352	39,099,032

Income tax expense	(4,037,233)	(3,244,752)	(10,934,348)	(9,667,525)

Net income before non- controlling interest	11,493,038	9,675,165	32,047,004	29,431,507

Net income attributable to non-controlling interest	-	(4,351,889)	-	(13,238,292)

Net income attributable to common stockholders	$11,493,038	$5,323,276	$32,047,004	$16,193,215

Earnings per share
- Basic	$0.35	$0.18	$0.99	$0.54

- Diluted	$0.29	$0.18	$0.82	$0.54

Weighted average common shares outstanding
- Basic	32,431,593	30,000,000	32,308,360	30,000,000

- Diluted	39,419,545	30,000,000	39,296,312	30,000,000

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	September 30, 2009	December 31, 2008
	(Unaudited)
Assets

Current assets
Cash	$44,423,833	$42,622,404
Restricted cash	41,266,864	24,712,349
Accounts receivable, net	6,201,824	10,304,724
Inventories	3,699,167	3,554,313
Prepaid expenses and other deposits	27,043,376	11,558,937
Other receivables	1,229,299	1,266,097

Total current assets	123,864,363	94,018,824

Non-current assets
Property, plant and equipment, net	22,378,621	19,941,521
Land use right, net	1,406,957	1,416,220

Total non-current assets	23,785,578	21,357,741

Total assets	$147,649,941	$115,376,565

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$2,533,461	$5,339,350
Notes payable	43,464,248	26,910,956
Term loans	34,059,446	30,677,903
Income tax payable	4,039,440	2,188,677
Customers deposits	6,214,104	17,484,708
Accrued liabilities and other payables	6,471,738	6,294,406
Dividend payable	-	9,601,549
Due to former minority shareholders	-	4,310,087

Total current liabilities	96,782,437	102,807,636

Non-current liabilities
Land use right payable, net	-	28,521

Total non-current liabilities	-	28,521

Total liabilities	96,782,437	102,836,157

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
35,095,723 and 30,000,000 shares outstanding as of
September 30, 2009 and December 31, 2008 respectively	300	300
Additional paid-in capital	27,411,330	6,930,944
Retained earnings	21,037,708	7,515,704
Subscription receivable	-	(4,310,087)
Accumulated other comprehensive income	2,418,166	2,403,547

Total stockholders' equity	50,867,504	12,540,408

Total liabilities and stockholders' equity	$147,649,941	$115,376,565

GOLDEN GREEN ENTERPRISES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Nine Months Ended
	September 30,
	2009	2008
Cash flows from operating activities:

Net income	$32,047,004	$16,193,215

Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	2,088,492	1,789,691
Amortization of land use right	23,055	22,595
Net income attributable to non-controlling interest	-	13,238,292

Changes in assets and liabilities:
Accounts receivable, net	4,102,900	(7,870,047)
Inventories	(144,854)	3,325,195
Prepaid expenses and other deposits	(15,484,439)	(21,583,694)
Other receivables	36,798	(596,534)
Accounts payable	(2,805,889)	7,487,323
Income tax payable	1,850,763	(1,466,924)
Customers deposit	(11,270,604)	10,183,220
Accrued liabilities and other payables	177,332	4,688,223

Net cash provided by operating activities	10,620,558	25,410,555

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(4,546,531)	(2,663,788)
Changes in restricted cash	(16,554,515)	(7,874,332)
Proceeds from former owners	-	25,126,394

Net cash (used in)/provided by investing activities	(21,101,046)	14,588,274

Cash flows from financing activities:
Repayment of term loans	(19,617,739)	(21,037,242)
Proceeds from term loans	22,999,282	29,057,865
Proceeds from common stock issued	1,955,386	-
Proceeds from notes payable	16,553,292	11,036,497
Repayment of subscription receivable	4,310,087	-
Dividends paid	(9,601,549)	(42,181,331)
Land use right payable	(28,521)	(125,467)
Due to former minority shareholders	(4,310,087)	-
Due to former owners	-	6,458,401

Net cash provided by / (used in) financing activities	12,260,151	(16,791,277)

Net increase in cash	1,779,663	23,207,552

Effect on change of exchange rates	21,767	1,706,472

Cash as of January 1	42,622,404	218,351

Cash as of September 30	$44,423,834	$25,132,375

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$2,509,686	$2,969,819
Income tax paid	$9,085,792	$11,284,502
Non-cash paid during the period for:
Dividend paid	$18,525,000	$-

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